UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Stein Mart, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

858375108

(CUSIP Number)

Jay Stein

1200 River Place Boulevard

Jacksonville, FL 32207

(904) 346-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 858375108	13D	Page 1 of 7 Pages

1	Names of Reporting Persons Jay Stein
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 17,339,544
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,339,544
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,339,544
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.0%
14	Type of Reporting Person IN

CUSIP No. 858375108	13D	Page 2 of 7 Pages

1	Names of Reporting Persons Stein Family Holdco LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 17,339,544
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,339,544
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,339,544
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.0%
14	Type of Reporting Person CO

CUSIP No. 858375108	13D	Page 3 of 7 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value par value $0.01 per share (the “Common Stock”), of Stein Mart, Inc., a Florida corporation (the “Issuer”) whose principal executive offices are located at 1200 River Place Boulevard, Jacksonville, Florida 32207.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

1)	Jay Stein

2)	Stein Family Holdco LLC (“Stein LLC”)

Jay Stein is a citizen of the United States. Stein LLC was formed in the state of Delaware.

The business address of Jay Stein is 1200 River Place Boulevard, Jacksonville, Florida 32207. The business address of Stein LLC 8265 Bayberry Road, Jacksonville, Florida 32256.

Jay Stein is a director and chairman of the board of the Issuer and manager of Stein LLC. Stein LLC was formed for the purpose of holding securities of the Issuer.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Stein LLC acquired all of the shares held by it for no consideration through various estate planning transactions involving Mr. Stein and entities associated with his estate.

Item 4.	Purpose of Transaction.

Merger Agreement

On January 30, 2020, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Stratosphere Holdco, LLC (“Parent”) and Stratosphere Merger Sub, Inc., a wholly owned subsidiary of Parent (“Merger Sub”). The Merger Agreement provides for the merger of Merger Sub with and into the Issuer with the Issuer being the surviving corporation as an indirect wholly owned subsidiary of Parent (the “Merger”).

CUSIP No. 858375108	13D	Page 4 of 7 Pages

In connection with the completion of the Merger, each of the Issuer’s issued and outstanding shares of Common Stock (other than (i) shares held by the Issuer or any of its wholly owned subsidiaries or Parent or its subsidiaries, (ii) shares held by an entity managed by Jay Stein and (iii) shares whose holders have not voted in favor of adopting the Merger Agreement and have demanded and perfected their appraisal rights in accordance with, and have complied in all respects with, the Florida Business Corporation Act) will be cancelled and will be converted automatically into the right to receive $0.90 in cash, without interest.

Pursuant to the Merger Agreement, Stein LLC has entered in to a rollover equity commitment letter, pursuant to which it has committed to roll-over all shares of Common Stock, subject to the conditions set forth in the rollover equity commitment letter.

Consummation of the Merger is subject to customary conditions, including without limitation: (i) the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock of the Issuer and (ii) the absence of any order enjoining or prohibiting the Merger. Moreover, each party’s obligation to consummate the Merger is subject to certain other customary conditions and the Merger Agreement contains customary terminations rights for both the Issuer and Parent.

Voting Agreement

In connection with the execution of the Merger Agreement, Stein LLC has entered into a voting agreement (the “Voting Agreement”) with Parent, pursuant to which Stein LLC has agreed to vote in favor of the Merger and the adoption of the Merger Agreement, subject to the limitations set forth in the Voting Agreement. Stein LLC’s obligations under the Voting Agreement will automatically terminate without any further action required by any person upon the earliest to occur of (i) the mutual agreement of the parties thereto to terminate the Voting Agreement; (ii) the termination of the Merger Agreement in accordance with its terms, and (iii) the effective time of the Merger.

The foregoing descriptions of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Subject to the limitations as set forth in the Merger Agreement and Voting Agreement, any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

CUSIP No. 858375108	13D	Page 5 of 7 Pages

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board of Directors, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: the Merger or other reorganization or take-private transactions that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board of Directors.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 48,174,038 shares of Common Stock outstanding as of November 28, 2019.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Jay Stein	17,339,544	36.0%	0	17,339,544	0	17,339,544
Stein Family Holdco LLC	17,339,544	36.0%	0	17,339,544	0	17,339,544

Stein LLC is the record holder of 17,339,544 shares of Common Stock. Jay Stein is the manager of Stein LLC and may be deemed to share beneficial ownership of the securities held of record by Stein LLC.

(c)

On January 29, 2020, Jay Stein acquired 234,197 shares of Common Stock pursuant to a private settlement agreement with a third party. On January 30, 2020, Jay Stein and entities associated with his estate contributed all shares of Common Stock controlled by them to Stein LLC for no consideration.

CUSIP No. 858375108	13D	Page 6 of 7 Pages

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Merger Agreement and Voting Agreement and is incorporated herein by reference. A copy of these agreements are attached as exhibits to this Schedule 13D, and are incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Agreement and Plan of Merger, dated January 30, 2020, by and among Stein Mart, Inc., Stratosphere Holdco, LLC and Stratosphere Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on January 31, 2020).

3	Voting Agreement, dated January 30, 2020 (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed on January 31, 2020).

CUSIP No. 858375108	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 10, 2020

Jay Stein

/s/ Jay Stein

Stein Family Holdco LLC

By:	/s/ Jay Stein

Name:	Jay Stein

Title:	Manager

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13D with respect to the Common Stock of Stein Mart, Inc. beneficially owned by each of them of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13D.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 10th day of February, 2020.

Jay Stein

/s/ Jay Stein

Stein Family Holdco LLC

By:	/s/ Jay Stein

Name:	Jay Stein

Title:	Manager